LION COPPER AND GOLD ANNOUNCES OPTION TO EARN-IN AGREEMENT WITH RIO TINTO
INCLUDING EVALUATION OF NUTONTM TECHNOLOGY

March 21, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce it has entered into an Option to Earn-in Agreement with Rio Tinto America Inc. ("Rio Tinto") to advance studies and exploration at Lion CG's copper assets in Mason Valley, Nevada.

Under the agreement, Rio Tinto has the option to earn a 65% interest in the assets, comprising 34,494 acres of land, including the historic Yerington mine, greenfield MacArthur Project, Wassuk property, the Bear deposit, and associated water rights (the "Mining Assets"). In addition, Rio Tinto will evaluate the potential commercial deployment of its NutonTM technologies at the site. NutonTM offers copper heap leaching technologies developed by Rio Tinto to deliver greater copper recovery from mined ore and access new sources of copper such as low-grade sulphide resources and reprocessing of stockpiles and mineralised waste. The technologies have the potential to deliver leading environmental performance through more efficient water usage, lower carbon emissions, and the ability to reclaim mine sites by reprocessing waste.

Lion CG CEO, Travis Naugle said, "We are pleased to have entered into this agreement with a leading global mining and metals company in Rio Tinto.  The agreement offers the potential to both increase the scope and scale of our development and accelerate the path to first production. As stewards of significant copper resources and water rights in the State of Nevada, we recognize our role in a sustainable and circular economy. Should Rio Tinto exercise its earn-in option, we are confident that it will bring its own level of quality to progress the development of the Mining Assets towards becoming a strategic domestic copper producer with the highest ESG standards and performance. We look forward to continuing to advance the MacArthur Project and our other Mason Valley assets through constructive relationships with Rio Tinto, the local community, Native American Tribes, the State of Nevada and other valued stakeholders."

Rio Tinto Copper Chief Executive, Bold Baatar said, "This Agreement will allow us to explore the potential commercial deployment of our NutonTM copper leaching technologies in a historical mining district with a large copper endowment. These technologies not only offer Rio Tinto the potential to unlock additional copper, but to also deliver low carbon production with significant environmental benefits through reprocessing old stockpiles and tailings, and reducing waste from new and ongoing operations."

Key Points of the Agreement

Rio Tinto will have the exclusive option to acquire a 65% interest in Lion CG's mining assets in Mason Valley, Nevada. The Company holds a strategic 34,494-acre land position in Mason Valley, which contains the MacArthur Copper Project with mineralization open in most directions, the legacy Yerington mine, the Bear deposit, land positioning immediately east of the Ann Mason deposit, land positioning to the north of the Pumpkin Hollow mine, water rights, and approximately twenty high priority exploration targets dispersed across the Company's land package.

In addition to advancing the MacArthur Copper Project on the basis of the recently-announced mineral resource estimate (news release dated January 13, 2022), the Company also intends to focus on resource growth by evaluating an integrated approach to expansion across the Company's asset base and land package. The NutonTM technology offers the potential to economically unlock low-grade sulphide resources, copper bearing waste and tailings, and achieve higher copper recoveries on oxide and transitional material, allowing for a significantly increased copper production outcome with a very low corresponding carbon footprint.

Stage 1

  Rio Tinto will pay up to four million U.S. dollars ($4,000,000) for an exclusive earn-in option and agreed-upon Mason Valley study and evaluation works to be completed by Lion CG no later than December 31, 2022.

Stage 2

  Within forty-five (45) days of the completion of Stage 1, Rio Tinto will provide notice to Lion CG whether Rio Tinto elects to proceed with Stage 2, upon which Rio Tinto will pay up to five million U.S. dollars ($5,000,000) for agreed-upon Mason Valley study and evaluation works to be completed by Lion CG within 12 months from the date that the parties agree upon the scope of Stage 2 work.

Stages 1 and 2 may be accelerated at Rio Tinto's option.

Stage 3 - Feasibility Study

  Within sixty (60) days of the completion of Stage 2, Rio Tinto shall provide notice to Lion CG whether Rio Tinto will exercise its Option and fund a Feasibility Study based on the results of the Stage 1 and Stage 2 work programs. Rio Tinto will fully-fund the Feasibility Study and ancillary work completed by Lion CG in amount not to exceed fifty million U.S. dollars ($50,000,000).

Investment Decision

  Upon completion of the Feasibility Study, Rio Tinto and Lion CG will decide whether to create an investment vehicle into which the Mining Assets will be transferred, with Rio Tinto holding not less than a 65% interest in the investment vehicle.
  If Rio Tinto elects to not to create the investment vehicle, then Lion CG shall grant to Rio Tinto a 1.5% net smelter returns royalty ("NSR") on the Mining Assets.
  If Rio Tinto elects to create the investment vehicle but Lion CG elects not to create the investment vehicle, then, at Rio Tinto's option, Lion CG shall create the investment vehicle and Rio Tinto will purchase Lion CG's interest in the investment vehicle for fair market value.

Project Financing

  Following the formation of the investment vehicle, any project financing costs incurred will be funded by Rio Tinto and Lion CG in proportion to their respective ownership interest in the investment vehicle.
  Rio Tinto may elect to fund up to sixty million U.S. dollars ($60,000,000) of Lion CG's project financing costs in exchange for a 10% increase in Rio Tinto's ownership percentage.  In addition, upon mutual agreement of Rio Tinto and Lion CG, Rio Tinto may fund an additional forty million U.S. dollars ($40,000,000) of Lion CG's project financing costs in exchange for an additional 5% increase in Rio Tinto's ownership percentage.
  If Lion CG's ownership percentage in the investment vehicle is diluted to 10% or less, then Lion CG's ownership interest will be converted into a 1% uncapped NSR.

The Agreement is subject to the acceptance of the TSX Venture Exchange.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship MacArthur Copper Project in Mason Valley, Nevada, in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Project in Montana, USA.

About Rio Tinto

Rio Tinto is a mining and metals company operating in 35 countries around the world that produces the materials essential to human progress. It aims to help pioneer a more sustainable future, from partnering in the development of technology that can make the aluminum smelting process entirely free of direct GHG emissions, to providing the world with the materials it needs - such as copper and titanium - to build a new low-carbon economy and products like electric vehicles and smartphones.

About NutonTM

NutonTM is an innovative new venture that aims to help grow Rio Tinto's copper business. At the core of NutonTM is a portfolio of proprietary copper leach related technologies and capability - a product of almost 30 years of research and development. The NutonTM technology offers the potential to economically unlock known low-grade copper sulphide resources, copper bearing waste and tailings, and achieve higher copper recoveries on oxide and transitional material, allowing for a significantly increased copper production outcome. One of the key differentiators of NutonTM is the potential to deliver leading environmental performance, including more efficient water usage, lower carbon emissions, and the ability to reclaim mine sites by reprocessing mine waste.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057
Email: info@lioncg.com
Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.